news release

ENCANA FOCUSES 2015 CAPITAL PROGRAM ON FOUR STRATEGIC GROWTH ASSETS

Calgary, Alberta (December 16, 2014) TSX, NYSE: ECA. Encana today announced a highly focused 2015 capital program of between $2.7 billion and $2.9 billion, with approximately 80 percent directed to four of its highest margin growth plays; the Montney, Duvernay, Eagle Ford and Permian.

“Following the launch of our new strategy, we took aggressive action and transformed our portfolio, significantly reduced our cost base and built a culture that drives efficiencies throughout our business,” says Doug Suttles, Encana President & CEO. “We enter 2015 focused on our long-term strategy, increasing liquids production, capturing new efficiencies throughout the business and protecting our balance sheet. We’re well positioned as the steps we’ve taken have given us the resilient portfolio, organizational agility and operational expertise needed to thrive throughout the commodity price cycle. Built into our 2015 plan is the flexibility to respond to the challenges and act on potential opportunities presented in this volatile price environment.”

Encana expects to generate approximately 75 percent of its 2015 cash flow from oil and liquids production. The company estimates total liquids production will grow approximately 70 percent compared to 2014 to between 140,000 and 160,000 barrels per day (bbls/d) and anticipates overall production of between 405,000 and 440,000 barrels of oil equivalent per day (boe/d). Encana expects total cash flow between $2.5 billion and $2.7 billion, reflecting the impact of higher margin production and continued cost efficiencies, partially offset by anticipated lower commodity prices.

“In 2015, we plan to continue to execute our strategy and capitalize on the portfolio we have built by investing in our highest margin plays and highest impact projects to keep us on track to reach our long-term strategic goals,” adds Suttles. “Operational excellence will continue to lie at the heart of all we do and we believe the current lower commodity price environment will create opportunities to drive further cost efficiencies throughout the supply chain.”

Encana is committed to protecting its balance sheet through a prudent capital investment program. The company’s 2015 capital program is based on assumptions of $70 WTI oil prices and NYMEX natural gas prices of $4 per million British thermal units (MMBtu). In addition, the company expects to generate net proceeds of around $800 million in the first quarter of 2015 through the completion of the previously announced divestiture of the majority of its Clearwater assets and other anticipated transactions.

2015 Key Deliverables

•	Invest approximately 80 percent of capital into four of the company’s highest margin assets
•	Deliver an approximate 70 percent year-over-year growth in liquids production
•	Continue to realize capital and cost efficiency improvements
•	Protect balance sheet and maintain financial flexibility to respond to market dynamics
•	Optimize and enhance cash flow from base assets

Encana’s complete 2015 Guidance can be downloaded from the Company’s website at

http://www.encana.com/investors/financial/corporate-guidance.html.

2015 objectives for Encana’s growth plays

Approximately 80 percent of the company’s 2015 capital program will be invested in four of its highest margin assets, the Montney, Duvernay, Eagle Ford and Permian. These strategic assets have low supply costs averaging about $35 to $55 per boe and are capable of delivering quality returns in a lower commodity price environment. The company expects them to contribute about 60 percent of total production and 70 percent of total upstream operating cash flow in 2015.

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Montney: The Montney gives Encana a more than 25-year drilling inventory and large contiguous land positions with the potential of more than 2 billion cubic feet per day (Bcf/d) and 50,000 bbls/d of natural gas and liquids production. In 2015, the company plans to invest between $250 million and $350 million and expects to run two to three rigs and drill between 20 and 30 net wells. An additional $350 million is expected to be invested through Encana’s Cutbank Ridge Partnership with Mitsubishi Corporation, representing a total gross investment of between $600 million and $700 million. Liquids production is expected to grow five percent to between 19,000 and 20,500 bbls/d while low-cost, high rate of return natural gas production is expected to range between 580 and 620 million cubic feet per day (MMcf/d).

Duvernay: Encana plans to build on milestones achieved in the Duvernay throughout 2014, including significant reductions in drilling costs and cycle times as well as increased market takeaway capacity. In 2015, the company plans to invest between $250 million and $350 million and continue to accelerate development in the Simonette area where it expects to run about three to five rigs and drill 15 to 25 net wells. An additional $800 million is expected to be invested in the play through Encana’s joint venture with Brion Duvernay Gas (formerly named Phoenix Duvernay Gas), representing a gross investment of between $1.0 billion and $1.2 billion. Net liquids production from the Duvernay is expected to grow about 200 percent to an average of 6,000 to 7,000 bbls/d.

Eagle Ford: Since entering the substantially liquids-weighted Eagle Ford in the second quarter of 2014, Encana has leveraged its resource play expertise to increase liquids volumes while reducing drilling and completions costs. The company’s largely contiguous land position is in the core of the core, offering premium oil netbacks and good market access. Encana plans to invest between $650 million and $750 million in 2015, running three to five rigs and drilling 75 to 85 net wells. The company plans to achieve further operational efficiencies while growing liquids production to an average of 44,000 to 49,000 bbls/d.

Permian: Since closing its acquisition of Athlon Energy Inc. (Athlon) in the fourth quarter of 2014, Encana has begun implementing the resource play hub approach in what is widely recognized as one of North America’s top oil plays. The asset includes a more than 10-year drilling inventory with up to 11 potential productive horizons of high margin liquids. In 2015, Encana plans to invest between $850 million and $950 million in the play and run between nine and 13 rigs. The company plans to drill between 180 and 200 net wells. Projected volumes are expected to grow to approximately 50,000 boe/d.

DJ Basin, San Juan and Tuscaloosa Marine Shale (TMS): These three assets underline the flexibility of Encana’s portfolio and represent further high-quality investment opportunities. Collectively, the company plans to invest approximately $350 million to $450 million in these assets in 2015 with combined total liquids production expected to be between 25,000 and 28,000 bbls/d.

Encana’s subsidiaries redeem outstanding notes

Encana further announced today that its indirect, wholly-owned subsidiaries, Athlon Holdings LP and Athlon Finance Corp., will complete the redemption of all of their $500 million 7.375% Senior Notes due 2021 and their $650 million 6.00% Senior Notes due 2022. These notes were assumed as part of the acquisition of Athlon. Cash flow in the fourth quarter of 2014 will be impacted by the decision to redeem Athlon’s long-term debt. The company will incur a one-time outlay of about $125 million, but expects to save approximately $515 million in future interest expenses associated with these notes.

Encana updates its risk management program

At December 16, 2014, Encana has hedged approximately 1,062 MMcf/d of expected 2015 natural gas production at an average price of $4.29 per Mcf. In addition, Encana has hedged approximately 12.3 thousands of barrels per day (Mbbls/d) of expected 2015 oil production using WTI fixed price contracts at an average price of $92.88 per bbl. The company’s hedging program helps sustain cash flow and netbacks during periods of lower prices.

Conference call for investors

Encana will host a conference call and webcast for investors today, Tuesday, December 16, 2014, starting at 7:00 a.m. MT (9:00 a.m. ET). To participate, please dial (877) 291-4570 (toll-free in North America) or (647) 788-4919 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 10 a.m. MT on December 16 until 11:59 p.m. MT on December 23, 2014 by dialing (800) 585-8367 or (416) 621-4642 and entering passcode 43401772. A live audio webcast, including slides, of the conference call will also be available at www.encana.com, in the Invest in Us section under Presentations & Events. The webcast will be archived for approximately 90 days.

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Media are invited to participate in the call in a listen-only mode.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING OIL AND GAS INFORMATION—Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. Initial production and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

In this news release, certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). Boe may be misleading, particularly if used in isolation. A conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of its and their subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: the company’s 2015 capital program, including its plan to invest capital into four of its highest margin growth plays (the Montney, Duvernay, Eagle Ford and Permian) and their contribution to 2015 total production and upstream operating cash flow; the company’s 2015 focus on its long-term strategy, driving growth in liquids production, capturing new efficiencies throughout the business and protecting its balance sheet; ability to thrive throughout the commodity price cycle, as well as flexibility to respond to challenges and act on potential opportunities; expected cash flow in 2015 generated from oil and liquids production; estimated total liquids production growth and anticipated overall production in 2015; the company’s expectation to continue operational excellence and ability to drive further cost efficiencies throughout the company’s supply chain; prudent capital investment program; assumptions used in 2015 capital program; anticipated net proceeds in first quarter of 2015 from announced and anticipated transactions; optimizing and enhancing cash flow from base assets; anticipated investment (including from partners), operational efficiencies, drilling inventory, productive horizons, number of rigs, well locations and amount and type of production from certain plays; the successful implementation of Encana’s resource play model; the anticipated redemption of the Athlon Holdings LP and Athlon Finance Corp. notes; hedging of anticipated production; and anticipated oil, natural gas and NGLs prices.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; risks and uncertainties associated with the announced but not completed transactions including the risk that the transactions may not be completed on a timely basis or at all; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that Encana may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2015 cash flow for Encana is based upon, among other things, achieving average production for 2015 of between 1.60 Bcf/d and 1.70 Bcf/d of natural gas and 140,000 bbls/d to 160,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $4.00 per MMBtu, AECO C$3.67 per GJ and WTI of $70 per bbl, an estimated U.S./Canadian dollar exchange rate of $0.87 and a weighted average number of outstanding shares for Encana of approximately 741 million.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Brian Dutton	Jay Averill
Director, Investor Relations	Director, Media Relations
(403) 645-2285	(403) 645-4747

Patti Posadowski	Doug McIntyre
Sr. Advisor, Investor Relations	Media Relations
(403) 645-2252	(403) 645-6553

SOURCE: Encana Corporation

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